SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 24, 2010

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

Nokia stock exchange release dated November 24, 2010: Nokia appoints Jerri DeVard as Executive Vice President and Chief Marketing Officer

STOCK EXCHANGE RELEASE

November 24, 2010

Nokia Corporation
Stock exchange release
November 24, 2010 at 16.00 (CET +1)

Nokia appoints Jerri DeVard as Executive Vice President and Chief Marketing Officer

Espoo, Finland - Nokia has appointed Ms Jerri DeVard as Executive Vice President and Chief Marketing Officer (CMO), a new role that comes into effect as of January 1, 2011. DeVard will join Nokia’s Group Executive Board, reporting to Niklas Savander, Executive Vice President and head of Nokia’s Markets unit.

The newly formed Marketing and Communications organization under the CMO will bring together all of Nokia’s Marketing, Brand Management, Communications and selected Industry collaboration activities.

Says Nokia CEO Stephen Elop: “I am delighted to welcome Jerri to the Nokia team. Her experience and proven track record from a wide range of consumer businesses will be a great boost to increasing consumer focus and will bring fresh thinking as we strive for a clearer value proposition for our consumers and continue to build the Nokia brand.”

Says head of Nokia’s Markets unit, Niklas Savander: “With Jerri at the helm, we expect the integrated marketing and communications activities to increase the impact of our communications and engagement with consumers and other stakeholders across the industry and across the globe.”

DeVard brings with her more than 25 years of marketing experience across leading consumer brands, including Verizon, Citigroup, Revlon, Harrah’s Entertainment and the Pillsbury Company. Her expertise encompasses brand management and multi-cultural marketing, with a strong foundation on direct marketing and e-commerce. She has provided counsel not only to blue-chip companies, but also applied her experience in fund-raising efforts as part of the Barack Obama presidential campaign.  More recently, DeVard has founded her own marketing group that provides advice and counsel to major consumer product companies.

CV and photo of Ms Jerri DeVard will be available at http://www.nokia.com/press/media_resources/press-kits

About Nokia

At Nokia, we are committed to connecting people. We combine advanced technology with personalized services that enable people to stay close to what matters to them. Every day, more than 1.3 billion people connect to one another with a Nokia device - from mobile phones to advanced smartphones and high-performance mobile computers. Today, Nokia is integrating its devices with innovative services through Ovi (www.ovi.com), including music, maps, apps, email and more. Nokia’s NAVTEQ is a leader in comprehensive digital mapping and navigation services, while Nokia Siemens Networks provides equipment, services and solutions for communications networks globally.

FORWARD LOOKING STATEMENT

It should be noted that certain statements herein which are not historical facts are forward-looking statements, including, without limitation, those regarding: A) the timing of the deliveries of our products and services and their combinations; B) our ability to develop, implement and commercialize new technologies, products and services and their combinations; C) expectations regarding market developments and structural changes; D) expectations and targets regarding our industry volumes, market share, prices, net sales and margins of products and services and their combinations; E) expectations and targets regarding our operational priorities and results of operations; F) the outcome of pending and threatened litigation; G) expectations regarding the successful completion of acquisitions or restructurings on a timely basis and our ability to achieve the financial and operational targets set in connection with any such acquisition or restructuring; and H) statements preceded by “believe,” “expect,” “anticipate,” “foresee,” “target,” “estimate,” “designed,” “plans,” “will” or similar expressions. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) the competitiveness and quality of our portfolio of products and services and their combinations; 2) our ability to timely and successfully develop or otherwise acquire the appropriate technologies and commercialize them as new advanced products and services and their combinations, including our ability to attract application developers and content providers to develop applications and provide content for use in our devices; 3) our ability to effectively, timely and profitably adapt our business and operations to the requirements of the converged mobile device market and the services market; 4) the intensity of competition in the various markets where we do business and our ability to maintain or improve our market position or respond successfully to changes in the competitive environment; 5) the occurrence of any actual or even alleged defects or other quality, safety or security issues in our products and services and their combinations; 6) the development of the mobile and fixed communications industry and general economic conditions globally and regionally; 7) our ability to successfully manage costs; 8) exchange rate fluctuations, including, in particular, fluctuations between the euro, which is our reporting currency, and the US dollar, the Japanese yen and the Chinese yuan, as well as certain other currencies; 9) the success, financial condition and performance of our suppliers, collaboration partners and customers; 10) our ability to source sufficient amounts of fully functional components, sub-assemblies, software, applications and content without interruption and at acceptable prices and quality; 11) our success in collaboration arrangements with third parties relating to the development of new technologies, products and services, including applications and content; 12) our ability to manage efficiently our manufacturing and logistics, as well as to ensure the quality, safety, security and timely delivery of our products and services and their combinations; 13) our ability to manage our inventory and timely adapt our supply to meet changing demands for our products; 14) our ability to protect the complex technologies, which we or others develop or that we license, from claims that we have infringed third parties’ intellectual property rights, as well as our unrestricted use on commercially acceptable terms of certain technologies in our products and services and their combinations; 15) our ability to protect numerous Nokia, NAVTEQ and Nokia Siemens Networks patented, standardized or proprietary technologies from third-party infringement or actions to invalidate the intellectual property rights of these technologies; 16) the impact of changes in government policies, trade policies, laws or regulations and economic or political turmoil in countries where our assets are located and we do business; 17) any disruption to information technology systems and networks that our operations rely on; 18) our ability to retain, motivate, develop and recruit appropriately skilled employees; 19) unfavorable outcome of litigations; 20) allegations of possible health risks from electromagnetic fields generated by base stations and mobile devices and lawsuits related to them, regardless of merit; 21) our ability to achieve targeted costs reductions and increase profitability in Nokia Siemens Networks and to effectively and timely execute related restructuring measures; 22) developments under large, multi-year contracts or in relation to major customers in the networks infrastructure and related services business; 23) the management of our customer financing exposure, particularly in the networks infrastructure and related services business; 24) whether ongoing or any additional governmental investigations into alleged violations of law by some former employees of Siemens AG (“Siemens”) may involve and affect the carrier-related assets and employees transferred by Siemens to Nokia Siemens Networks; 25) any impairment of Nokia Siemens Networks customer relationships resulting from ongoing or any additional governmental investigations involving the Siemens carrier-related operations transferred to Nokia Siemens Networks; as well as the risk factors specified on pages 11-32 of Nokia’s annual report Form 20-F for the year ended December 31, 2009 under Item 3D. “Risk Factors.” Other unknown or unpredictable factors or underlying assumptions subsequently proving to be incorrect could cause actual results to differ materially from those in the forward-looking statements. Nokia does not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

Media Enquiries:

Nokia
Communications
Tel. +358 7180 34900
Email: press.services@nokia.com

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2010		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel